UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 25, 2024, noco-noco Inc. (the “Company,” Nasdaq Symbol: NCNC) issued a press release regarding receipt of the delist determination letter from The Nasdaq Stock Market LLC on July 19, 2024 notifying the Company that unless the Company requests an appeal of this determination, the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on July 30, 2024 and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. The Company has requested a hearing before the Nasdaq Hearings Panel to appeal the Staff’s determination, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: July 25, 2024